EXHIBIT 99.33

CONSENT OF HUGO R. A. FILHO
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2021 of Equinox Gold Corp.

/s/ Hugo R. A. Filho
By: Hugo R. A. Filho, FAusIMM (CP)

Dated: March 24, 2022

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